Exhibit (d.6)

SCHEDULE A

Master Advisory Fee Waiver Agreement

(Amended as of June 23, 2011)

(all percentages are expressed as a percentage of average daily net assets):

Fund	Contractual Advisory Fee	Advisory Fee Waiver	Last Day of Term
iShares MSCI Emerging Markets Index Fund	0.72%	With respect to each such Fund, an amount equal to the aggregate Acquired Fund Fees and Expenses (as defined by the SEC in the instructions to form N-1A), if any, attributable to investments by such Fund in other series of iShares Trust, iShares, Inc., iShares MSCI Russia Capped Index Fund, Inc. and iShares MSCI Emerging Markets Small Cap Index Fund, Inc.	June 30, 2013

ISHARES, INC. on behalf of each FUND		BLACKROCK FUND ADVISORS

By:	/s/ Eilleen Clavere	By:	/s/ Edward Baer

	Eilleen Clavere		Edward Baer
	Secretary, iShares, Inc.		Managing Director

		By:	/s/ Michael Latham

Michael Latham
Managing Director

Dated: June 23, 2011